File No. 70-9707


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                           CERTIFICATE OF NOTIFICATION
                                    (RULE 24)

                                       BY

                               AGL Resources Inc.

     By order dated October 5, 2000, Holding Co. Act Release No. 35-27243, the Securities and Exchange Commission authorized AGL Resources Inc. (AGL Resources) to acquire Virginia Natural Gas, Inc. and to form AGL Services Company. Under the Commission's order, AGL Resources is required to file a certificate of notification on a quarterly basis that provides the information described below. This certificate of notification reports on the three-month period ended December 31, 2000.

     a. If sales of common stock by AGLR are reported the purchase price per share and market price per share at the date of the agreement.

          None, other than those issued pursuant to employee benefit and dividend reinvestment plans.

     b. Total number of shares of AGLR common stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans hereafter adopted.

          91,797 shares were issued during the quarter ended December 31, 2000, related to options previously granted under employee benefit plans. 3,318,932 shares were issuable as of December 31, 2000, pursuant to options previously granted under employee benefit plans. Shares are deemed to be issuable pursuant to options granted under employee benefit plans when the exercise price of the underlying option is lower than the average stock price for the quarter. 103,967 shares were issued during the quarter ended December 31, 2000, pursuant to dividend reinvestment plans.

     c. If AGLR common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

          None


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     d.   If a  Guarantee  is  issued  during  the  quarter,  the  name  of  the guarantor, the name of the beneficiary of the Guarantee and the amount, terms and purpose of the Guarantee.

          Exhibit I - Guarantees Issued is submitted pursuant to request for confidential treatment.

     e. The amount and terms of any financings consummated by any utility subsidiary that are not exempt under rule 52.

          Exhibit II - Financings Not Exempt under Rule 52 is submitted pursuant to request for confidential treatment.

     f. A list of Form U-6B-2 filings submitted to the Commission during the quarter, including the name of the filing entity and the date of filing.

          On March 22, 2001, AGL Resources Inc. filed Form U-6B-2 on behalf of AGL Capital Corporation.

     g. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AGLR, that has engaged in jurisdictional financing transactions during the quarter.

          Exhibit III - Jurisdictional Financing Balance Sheets is submitted pursuant to request for confidential treatment.

     h.   A  table  showing,  as of the  end  of the  quarter,  the  dollar  and
          percentage   components  of  the  capital   structure  of  AGLR  on  a
          consolidated basis, and of each utility subsidiary.

          Exhibit IV - Capital Structure Table is submitted pursuant to request for confidential treatment.

     i. A retained earnings analysis of AGLR on a consolidated basis and for each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus and the resulting capital account balances at the end of the quarter.

          Exhibit V - Common Shareholders' Equity Analysis is submitted pursuant to request for confidential treatment.


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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to certificates of notification (SEC File No. 70-9813) to be signed on its behalf by the undersigned thereunto duly authorized.



                                            AGL Resources, Inc.


                                       By:  /s/ Richard T. O'Brien
                                            Richard T. O'Brien
                                            Executive Vice President and
                                            Chief Financial Officer

Date:    September 9, 2002


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